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KW 2/28

SEC
Mail Processing
Section

Feb 22 2011

Washington, DC
122

UNITED STATES
SECURITIES AND EXCHANGE C[OMMISSION]
Washington, D.C. 2054[9]

11015863

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67295

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUITY SOURCE PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 E. CARVER STREET
(No. and Street)

HUNTINGTON, (City) NY (State) 11743 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANCIS P. ANDERSON (631) 923-1414
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KGS LLP
(Name – *if individual, state last, first, middle name*)

125 JERICHO TURNPIKE, JERICHO, NY 11753
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/10

OATH OR AFFIRMATION

I, CARY SUCOFF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EQUITY SOURCE PARTNERS, LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Francis Anderson
Notary Public, State Of New York
No. 01AN6095074
County Of Suffolk
Commission Expires June 30, 2011

Signature

Pres.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUITY SOURCE PARTNERS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2010

TABLE OF CONTENTS

KGS LLP
Certified Public Accountants

125 Jericho Turnpike, Suite 300
Jericho, NY 11753-1024
(516) 997-7500 Fax: (516) 997-3480
Email: info@kgsllp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Equity Source Partners, LLC

We have audited the accompanying statement of financial condition of Equity Source Partners, LLC (the "Company") as of December 31, 2010 and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equity Source Partners, LLC as of December 31, 2010 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole,

KGS LLP

CERTIFIED PUBLIC ACCOUNTANTS

February 14, 2011
Jericho, NewYork

EQUITY SOURCE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS	
Current assets	
Cash and cash equivalents	$ 32,194
Prepaid expenses	10,815
Total current assets	43,009
Property and equipment, net of accumulated depreciation (Note 4)	3,840
Securities owned (Note 3)	19,105
Total assets	$ 65,954
LIABILITIES AND MEMBER'S EQUITY	
Current liabilities	
Accounts payable and accrued expenses	$ 1,158
Member's equity	64,796
Total liabilities and member's equity	$ 65,954

The accompanying notes are an integral part of these financial statements.

EQUITY SOURCE PARTNERS, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues	
Investment advisory fees	$ 356,324
Unrealized gain on investments	6,780
Total revenue	363,104
Expenses	
Salaries and other employment costs	79,913
Commission expense	163,380
Regulatory fees and expenses	9,204
Occupancy	16,055
Communication and data processing	9,310
Other expenses	75,569
Total expenses	353,431
Net income	$ 9,673

The accompanying notes are an integral part of these financial statements.

EQUITY SOURCE PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

Member's Equity- January 1, 2010	$ 55,123
Net income	9,673
Member's Equity- December 31, 2010	$ 64,796

The accompanying notes are an integral part of these financial statements.

EQUITY SOURCE PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities	
Net Income	$ 9,673
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	755
Unrealized gain on investment	(6,780)
Loss on disposal of assets	656
Changes in operating assets and liabilities:	
Decrease in prepaid expenses	555
Increase in accrued expenses	299
Net cash provided by operating activities	5,158
Cash flows from investing activities	
Acquisition of property and equipment	(4,267)
Decrease in due from parent	1,380
Net cash used in investing activities	(2,887)
Net increase in cash and cash equivalents	2,271
Cash and cash equivalents- beginning	29,923
Cash and cash equivalents- ending	$ 32,194

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Equity Source Partners, LLC (the "Company") was formed on February 1, 2006 as a New York limited liability company to conduct business as a broker-dealer in securities and commenced business on August 10, 2006.

The Company is registered with the Securities and Exchange Commission (SEC) and a member of the FINRA (Financial Industry Regulatory Authority).

The Company is wholly owned subsidiary by ESP Holdings, LLC (the "Parent").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The Company is engaged in a single line of business as a securities broker-dealer, which includes investment banking and financial advisory fees earned from the sale of private placements of securities on a best efforts basis and the sale of tax shelters and limited partnerships in primary distributions. The Company does not hold customer funds or safe keep customer securities. The Company operates pursuant to SEC Rule 15c3-3(k) (2) (i) (the Customer Protection Rule).

The Company has evaluated subsequent events that occurred during the period from December 31, 2010 through February 14, 2011, the date that these financial statements were available to be issued. Management concluded that no other events required potential adjustment to, or disclosure in these financial statements.

Cash and Cash Equivalents

The company considers all short-term investments with an original maturity at three months or less to be cash equivalents. At times, cash and cash equivalents may exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

Securities Transactions

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are stated at cost. The Company charges to expense repairs and maintenance items, while major improvements and betterments are capitalized.

Depreciation is calculated on office equipment utilizing the straight-line method over a five year useful life.

Investment Banking

Investment banking revenues include fees earned, net of expenses, arising from the placement of private securities where the Company acts as an agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking fees are recorded on the offering date, when services are rendered, and when income is reasonably determinable and collectable.

Financial Advisory Income

Financial advisory income is recognized when services are rendered and income is earned

Income Taxes

The Company does not pay federal or state income taxes as a limited liability company. In lieu of corporate income taxes, the members are taxed on their proportionate share of the Company's taxable income. Therefore, no provisions or liability for federal or state income taxes has been included in the financial statements. The Company is current with respect to its income tax filing requirements. Management has determined that the Company had no uncertain tax provisions that would require financial statement recognition.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - SECURITIES OWNED

The Company received 500,000 shares of restricted stock in a publicly held company, with a cost of $10,000 in 2006 and 99,827 shares of restricted stock in a U.S. corporation publicly traded in the United Kingdom, with a cost of $19,857 in 2007, as partial payment of two fees.

The Company adopted Accounting Standard Codification Topic 820, Fair Value Measurements ("ASC 820"), which expands disclosures for assets and liabilities that are measured and reported at fair value on a recurring basis. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 established a fair value hierarchy that prioritizes the inputs to valuations techniques utilized to measure fair value into three broad levels as follows:

Level 1- Quoted market process (unadjusted) in active markets for the identical asset or liability that the reporting entity has the ability to access at the measurement date. Level 1 includes $19,105 of securities held by the Company as of December 31, 2010.

Level 2- Quoted market prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets or liabilities in active markets and where fair value is determined through the use of models or other valuation methodologies.

Level 3- Unobservable inputs for the asset or liability and rely on management's own assumptions utilizing the best information available, and includes situations where there is little market activity for the investment.

At December 31, 2010 securities owned consist of the following:

	Cost	Unrealized Loss, net	Fair Value
Common stocks-restricted	$29,857	$(10,752)	$19,105

NOTE 3 - SECURITIES OWNED (continued)

The unrealized gain included in the income statement for the period ended December 31, 2010 was $6,780

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Office equipment	$ 4,267
Less: Accumulated depreciation	(427)
Property and equipment, net	$ 3,840

During 2010, the Company realized a loss of $656 on the disposal if computer equipment with a cost of $3,281 and accumulated depreciation of $2,625.

Depreciation expense was $755 in 2010.

NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to Securities and Exchange Commission Uniform Net Rule 15c3-1 which requires the maintenance of a minimum net capital requirement of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $31,036, which was $26,036 in excess of its required net capital. The Company's aggregated indebtedness amounted to $1,158. The Company's percentage at aggregate indebtedness to net capital ratio was 3.73% at December 31, 2010.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Leases
The Company leases office space on a month to month basis from an unrelated party. From January through March, the monthly rent was $1,700, and from April through December it was $1,133.

Rent expense charged to operations in 2010 was $15,300.

EQUITY SOURCE PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15C3-1 AND RECONCILIATION WITH COMPANY'S COMPUTATION

DECEMBER 31, 2010

Net capital	
Total shareholder's equity	$ 64,796
Non-allowable assets:	
Prepaid expenses	10,815
Securities owned	19,105
Furniture and equipment, net	3,840
Total non-allowable assets	33,760
Net capital	$ 31,036
Computation of basic net capital requirement	
Minimum capital required - 6.667% of aggregate indebtedness	$ 77
Minimum dollar net capital requirement	$ 5,000
Excess net capital	$ 26,036
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 25,036
Computation of aggregate indebtedness	
Accounts payable and accrued expenses	$ 1,158
Total aggregate indebtedness	$ 1,158
Percentage of aggregate indebtedness to net capital	3.73%
Reconciliation with the Company's computation (included in Part II of Form X – 17a-5 as of December 31, 2010)	
Net capital, as reported in Company's Part II A (unaudited) Focus Report	$ 30,117
Audit adjustments	
Reduction in accrued expenses	919
Net capital, as audited	$ 31,036

SUPPLEMENTAL SCHEDULES

EQUITY SOURCE PARTNERS, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 AND COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2010

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k) (2) (i) of the Rule.

A computation for determination of reserve requirements pursuant to Rule 15c3-3 required by Rule 17a-5(d)(3) and information relating to possession or control of securities as required by Rule 15c3-3 and Rule 17a-5(d)(3) of the SEC were both omitted.

The Company was in compliance with the conditions of the exemptive provisions of SEC Rule 15c3-3 at December 31, 2010.

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Member of
Equity Source Partners, LLC

In planning and performing our audit of the financial statements of Equity Source Partners, LLC ("the Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relative to customer securities, we did not review the practices and procedures followed by the Company in any of the following activities:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KGS LLP
Certified Public Accountants

125 Jericho Turnpike, Suite 300
Jericho, NY 11753-1024
(516) 997-7500 Fax: (516) 997-3480
Email: info@kgsllp.com

To the Member of
Equity Source Partners, LLC

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weakness, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objective.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

KGS LLP

CERTIFIED PUBLIC ACCOUNTANTS

February 14, 2011
Jericho, New York